RPC Incorporated, 2801 Buford Highway NE., Suite 300, Atlanta, GA 30329. Telephone: (404) 321-2140 Facsimile: (404) 321-5483

VIA EDGAR

October 6, 2023

Ms. Sondra Snyder

Staff Accountant

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

RE:RPC, Inc.

Form 10-K for the Fiscal Year ended December 31, 2022

Filed: February 27, 2023

File No.: 001-08726

Your comment letter dated September 25, 2023

Dear Ms. Snyder:

Thank you for your correspondence dated September 25, 2023, with a comment on the above referenced filing. This letter sets forth the responses of RPC, Inc. (“RPC” or the “Company”) to your questions. In an effort to facilitate the Staff’s review, we have repeated each of the questions in bold prior to setting forth our response thereto in the same order that they appeared in your letter.

Form 10-K for Fiscal Year Ended December 31, 2023

Financial Statements

Consolidated Statements of Operations, page 31

1.	We note that you appear to report an incomplete cost of revenues measure that excludes depreciation and amortization, although in the disclosures on page 55 you allocate substantially all depreciation and amortization to the Technical Services and Support Services segments. Given the nature of your business, we expect that you would need to allocate depreciation and amortization of equipment used in your revenue generating activities to cost of revenues under GAAP.

If you wish to report cost of revenues components separately you should adhere to the parenthetical labeling accommodation in SAB Topic 11:B, although under this convention it should be clear which particular line items and amounts have been excluded. Any disclosures pertaining to an incomplete cost of revenues measure should include comparable discussion of the excluded amounts.

Ms. Sondra Snyder

Securities and Exchange Commission

Please revise as necessary to adhere to this guidance or to include the allocable portion of depreciation and amortization in your cost of revenues measure.

RESPONSE:

In response to your comments, in future filings beginning with the quarterly report for the period ended September 30, 2023 (Q3 23 10Q) and in the annual report in Form 10-K for the fiscal year ended December 31, 2023 (2023 10-K), we will enhance our disclosure as follows:

●	Present the cost of revenues in the Consolidated Statements of Operations in accordance with the parenthetical labeling accommodation in SAB Topic 11.B as follows:

Cost of revenues (exclusive of depreciation and amortization shown separately below)

●	Include the following information in the Notes to Consolidated Financial Statements:

Q3 23 10Q:

Depreciation and amortization disclosed in the Consolidated Statements of Operations related to the following components:

(in thousands)	Three months ended September 30,			Nine months ended September 30,
	2023 (1)		2022	2023 (1)		2022
Cost of revenues	$	XXX	$18,795	$	XXX	$53,942
Selling, general and administrative expenses		XXX	2,146		XXX	6,559
Total	$	XXX	$20,941	$	XXX	$60,501
(1)	Currently not available

2023 10-K:

Depreciation and amortization disclosed in the Consolidated Statements of Operations related to the following components:

(in thousands)
Years Ended December 31,		2023 (1)	2022	2021
Cost of revenues	$	XXX	$74,294	$63,068
Selling, general and administrative expenses		XXX	8,723	9,619
Total	$	XXX	$83,017	$72,686
(1)	Currently not available

Ms. Sondra Snyder

Securities and Exchange Commission

●	Change the caption in the Results of Operations in the Management’s Discussion and Analysis of Financial Condition and Results of Operations to

Cost of revenues (exclusive of depreciation and amortization shown separately below)

We are currently following the other guidance on SAB Topic 11.B and do not position depreciation and amortization in a manner which results in reporting a figure for income before depreciation. In addition, we have a separate discussion in the Results of Operations section for Depreciation and Amortization changes.

I trust that we have responded in sufficient detail to address all your comments. Please do not hesitate to contact Michael Schmit, our Chief Financial Officer at (470) 388-4304, or me at (404) 321-2149 if you need further information.

Sincerely,

Ben M. Palmer

President and Chief Executive Officer

cc:Mr. John Cannarella